Exhibit 99.1

PRESS RELEASE

SMX Expands Industrial Rubber Traceability into Global Latex & Rubber Gloves Market, Advancing Its Circular Materials Platform

Giving glove materials a verifiable “memory” to support safe recovery, traceability, and circular reuse

New York – December 31, 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a global pioneer in material-embedded identity and digital traceability, today announced the expansion of its industrial rubber traceability platform into latex and rubber gloves. The initiative represents the sixth application within SMX’s growing circular-rubber program and targets one of the world’s largest and most complex post-use rubber waste streams.

Latex and rubber gloves are used globally across healthcare, laboratory, pharmaceutical, food-handling, industrial and consumer environments. While consumption has remained structurally elevated since the COVID-19 period, glove materials remain largely absent within recycling systems, resulting in low recovery rates and widespread disposal via landfill or incineration.

Recycling rates are estimated to be low due to contamination risk and mixed-origin gloves have not been shown to be able to be safely or reliably processed. Industry analysts note that most disposable gloves are diverted to landfill or incineration because processing potentially contaminated material is unsafe or uneconomical¹, while latex and nitrile gloves are considered recyclable only when they are completely contaminant-free—an assumption that rarely reflects real-world usage conditions².

Industry data indicate that the global rubber gloves market is substantial and growing, with total market value estimated at approximately USD 13.8 billion in 2024 and projected to exceed USD 21.6 billion by 2030 as demand continues across healthcare, industrial and hygiene sectors³. In terms of unit volume, global consumption of rubber gloves has exceeded 330 billion units annually, with the healthcare sector accounting for the majority of this demand⁴.

The decision to expand into glove-rubber and latex traceability reflects SMX’s strategy of applying its proven rubber-integrity platform to high-impact circular-material challenges where authentication, traceability and lifecycle accountability can unlock new recovery pathways. By embedding its invisible molecular identity directly into glove materials during production, SMX’s technology can enable each glove to be securely linked to a persistent, tamper-resistant digital record that can be verified throughout manufacturing, use and end-of-life handling.

Why Material-Level Identity Matters for Gloves

Unlike other rubber categories such as tires or engineered industrial components, gloves are typically collected as mixed, multi-source waste. Once used, they become difficult to sort, classify, or recover safely due to the absence of reliable material-level information.

As glove waste moves through disposal and handling systems, industry participants could face challenges related to:

●	contamination risk from biological or chemical exposure

●	inability to distinguish latex, nitrile, neoprene and blended formulations

●	lack of verifiable origin, application type, or use history

●	limited ability to separate recoverable material from restricted waste

These factors have made glove recycling largely impractical at scale, despite the underlying material value of rubber and latex compounds.

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PRESS RELEASE

SMX’s approach addresses this challenge by embedding identity into the material itself, rather than relying on external labels, documentation, or visual sorting methods that can be removed, damaged, or lost.

Enabling Traceable and Risk-Aware Glove Recovery

SMX’s molecular markers are embedded directly into glove compounds during manufacturing, allowing the material to retain its identity even after use, washing, shredding, or processing.

Applied to gloves, this enables:

●	persistent material-level identity and source attribution

●	verification of formulation, category, and application class

●	traceability across manufacturing, distribution, use, and recovery

●	classification of waste streams into validated and safety-aligned pathways

This capability supports contamination-aware segregation and routing decisions, helping recyclers and waste handlers distinguish between material that can be safely recovered and material that must be restricted.

From Industrial Rubber to Gloves: A Natural Extension

SMX’s expansion into gloves builds on its successful use of its material-embedded identity technology across multiple industrial rubber applications, including bicycle tires, vehicle and truck tires, conveyor-belt compounds, and vibration-damping and inner-cabin rubber components.

Across these use cases, SMX has demonstrated that rubber materials can carry a persistent, verifiable identity throughout their lifecycle—supporting authentication, traceability, and end-of-life accountability.

Applying this platform to gloves could enable SMX’s circular-rubber strategy to extend into a high-volume, high-impact category where traceability has historically been absent.

Q1 Roadmap and Industry Collaboration

Beginning in Q1, SMX plans to commence work with:

●	glove manufacturers and compounders

●	healthcare, laboratory, and industrial glove users

●	waste-handling and sorting partners

●	recyclers and secondary-application developers

to advance SMX’s goal of implementing:

●	traceable glove-material pilot programs

●	safety-aligned segregation and handling workflows

●	validated recovery and reuse pathways, where appropriate

●	certification-ready digital material-identity frameworks

The initiative reinforces SMX’s broader roadmap of extending material-embedded identity across multiple rubber use cases, from mobility and industrial systems to emerging post-use recovery streams.

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PRESS RELEASE

Giving Gloves Memory

SMX describes its platform as “Giving Materials Memory.” Applied to latex and rubber gloves, this means the material itself retains a secure identity that can be read and verified even after use.

This transforms gloves from disposable products into traceable, data-anchored materials—enabling safer handling, improved accountability, and the potential for circular recovery pathways that are not viable today.

Broader Industry Relevance

As healthcare, industrial, and consumer sectors face increasing scrutiny around waste management, safety, and sustainability, material-embedded identity could provide a new foundation for trust. The application of SMX’s technology to gloves demonstrates how advanced material science can be applied to address one of the most persistent challenges in global rubber waste.

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References:

1.	Preserve Earth – The Environmental Impact of Disposable Plastic Gloves & Sustainable Alternatives in Healthcare
https://preserveearth.co.uk/the-environmental-impact-of-disposable-plastic-gloves-sustainable-alternatives-in-healthcare
2.	GloveNation – Are Disposable Gloves Recyclable? https://glovenation.com/blogs/news/are-disposable-gloves-recyclable
3.	Grand View Research – Global Rubber Gloves Market Size & Outlook https://www.grandviewresearch.com/horizon/outlook/rubber-gloves-market-size/global Revenue estimated at ~USD 13,791 million in 2024, projected to reach ~USD 21,672 million by 2030 at a CAGR of ~7.9 % from 2025-2030.
4.	MarketGrowthReports – Rubber Gloves Market Size, Share, Trends Global consumption of rubber gloves exceeded 330 billion units in 2023, with >70 % of demand from healthcare sectors. https://www.marketgrowthreports.com/market-reports/rubber-gloves-market-105857

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

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About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s existing or future joint projects with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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